UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2022
Commission File Number: 001-39147
ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
(Registrant’s Name)
55F, Ping An Financial Center
No. 5033 Yitian Road, Futian District
Shenzhen, Guangdong
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

OneConnect Financial Technology Co., Ltd.
The following information was released outside the United States today by OneConnect Financial Technology Co., Ltd.
These materials are not an offer or sale of or a solicitation of any offer to buy securities in the United States or any other jurisdiction. The securities described herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “US Securities Act”) or under any relevant securities laws of any state or other jurisdiction of the United States and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the US Securities Act and in compliance with state securities laws.
None of the Company, its subsidiaries and VIEs, its respective affiliates, nor any of the directors, officers and employees of such persons, has authorized, or accepts responsibility for, this document or its contents for the purposes of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong), the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

EXHIBIT INDEX
Exhibit Number	Description
Exhibit 99.1	OneConnect Financial Technology Co., Ltd. Supplemental and Updated Disclosures
Exhibit 99.2	Historical Financial Information for the Years Ended December 31, 2019, 2020 and 2021
Exhibit 99.3	Interim Financial Information for the Three Months Ended March 31, 2021 and 2022

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
OneConnect Financial Technology Co., Ltd.
By:
/s/ Chongfeng Shen

Name:
Chongfeng Shen

Title:
Chief Executive Officer

Date: June 28, 2022